AMENDMENT to SUB-ADVISORY AGREEMENT

Touchstone International Growth Opportunities Fund
(formerly, Touchstone Global Growth Fund)
A series of
Touchstone Strategic Trust

This AMENDMENT is made as of April 17, 2018 to the Sub-Advisory Agreement dated August 15, 2016 (the “Agreement”) between Touchstone Advisors, Inc. (the “Advisor”) and DSM Capital Partners LLC (the “Sub-Advisor”) relating to the Touchstone Global Growth Fund, a series of the Touchstone Strategic Trust.

1.	In the recitals to the Agreement, the name of the “Fund” is hereby changed from Touchstone Global Growth Fund to Touchstone International Growth Opportunities Fund.

2.	Section 3 titled “Compensation of the Sub-Advisor” is hereby deleted in its entirety and replaced with the following:

“As compensation for the services to be rendered and duties undertaken under this Agreement by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal on an annual basis to XX% of the average daily net assets of the Fund; without regard to any total expense limitation or other fee waiver applied by the Trust or the Advisor. Such fee shall be computed and accrued daily. If the Sub-Advisor serves in such capacity for less than the whole of any period specified in Section 12.a of this Agreement, the compensation to the Sub-Advisor shall be prorated. For purposes of calculating the Sub-Advisor’s fee, the daily value of the Fund Assets shall be computed by the same method as the Trust uses to compute the Fund’s net asset value for purposes of purchases and redemptions of shares.”

3.	Exhibit A to the Agreement is hereby deleted in its entirety.

[Signature page follows]

This Amendment to the Agreement is signed as of the date first set forth above.

TOUCHSTONE ADVISORS, INC.	DSM CAPITAL PARTNERS LLC
BY: /s/ Steven M. Graziano Steven M. Graziano President	BY: /s/ Stephen Memishian Name: Stephen Memishian Title: Co-Managing Partner
BY: /s/ Timothy D. Paulin Timothy D. Paulin Senior Vice President